  Sino Assurance, Inc.

20th Floor, 6009 Yitian Road, New World Center

Futian District, Shenzhen

People’s Republic of China

May 13, 2011

Melissa N. Rocha

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Sino Assurance, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 24, 2011

Commission File No.  000-50002

Dear Ms. Rocha:

In connection with responding to your comment letter dated April 15, 2011, Sino Assurance, Inc., a Delaware corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

Sino Assurance, Inc.

/s/ Mengyou Tong, Chief Financial Officer